UNITED STATES OF AMERICA

                                   before the

                       SECURITIES AND EXCHANGE COMMISSION

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



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In the matter of



Central and South West Corporation                             REPORT FOR PERIOD
CSW International, Inc.                                         April 1, 2000 to
CSW Energy, Inc.                                                   June 30, 2000
Dallas, Texas  75202



File No.  070-8423                                           PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2)


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Information about the amount, type, and terms of securities  (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person. See Exhibit B.

(3)       A balance sheet as of the relevant report date. See Exhibit C.

(4)      An income statement for the quarter ended as of the relevant
         report date.     See Exhibit D.

(5) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.

As a result of CSW's merger with American Electric Power Company, Inc. ("AEP") consummated June 15, 2000, the following information, previously included in this report as pursuant to HCAR 35-26653, will now be submitted by AEP as part of its consolidated corporate filing under Order 70-9021. Balances pertaining to CSW will be included on a consolidated basis by AEP.

(6) A computation in accordance with rule 53(a) (as modified by the Commission's order) of CSW's aggregate investment in EWGs and FUCOs.

(7) A statement of such aggregate investment as of the end of such quarter as a percentage of the following of total capitalization, net utility plant, total consolidated assets, and market value of common equity.

(8)      Consolidated capitalization ratios as of the end of such quarter.

(9)       The market-to-book ratio of AEP's common stock as of the end of such quarter.

(10) An analysis of the growth in consolidated retained earnings which segregates total earnings growth attributable to Exempt Entities from that attributable to other subsidiaries of AEP.

(11) A statement of revenues and net income of each Exempt Entity for the twelve months ended as of the relevant report date.



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                                S I G N A T U R E
                              - -----------------


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 28th day of August, 2000.

                             CSW International, Inc.


                              /s/ Armando A. Pena

                                Armando A. Pena